Exhibit 99.1

AnPac Bio-Medical Science Enters into Definitive Agreement to Acquire Fresh2 Ecommerce Inc, a B2B Asian Food E-commerce Platform

Transaction expected to fuel the Company's growth in the U.S. food market

New York, NY, February 9, 2023/PRNewswire/-- AnPac Bio-Medical Science Co., Ltd. (the “Company”) (NASDAQ: ANPC), a company with operations in the United States and China focused on early cancer screening and detection and plans to enter into the operation of a business-to-business e-commerce food platform focused on the sale of Asian sourced food products, announced that on February 7, 2023, the Company through a subsidiary, Fresh2 Technology Inc., has entered into a definitive stock purchase agreement (the “SPA”) to acquire Fresh2 Ecommerce Inc (“Fresh2 Ecommerce”), a business-to-business e-commerce platform focused on connecting Asian food suppliers and supermarkets in the U.S. Fresh2 Ecommerce provides an online direct selling platform for food suppliers such as food companies, manufacturers, agents, importers, and wholesalers to supermarkets. This acquisition is a critical initiative for the Company's business strategy of entering into the U.S. food market by initiating and developing a new e-commerce platform.

Pursuant to the SPA, the Company agreed to purchase 100% of the issued and outstanding equity interest of Fresh2 Ecommerce in consideration of $2,100,000, payable in the form of 5,440,420 newly issued Class A ordinary shares of the Company (or 272,021 American Depositary Shares or “ADSs”). The closing of the transaction is expected to take place in the first quarter of 2023.

Mr. Haohan Xu, the Co-CEO of the Company, commented, “We are thrilled to announce our entry into an agreement to acquire Fresh2 Ecommerce, which we expect will advance our development of a B2B e-commerce platform in the U.S. focused on Asian food products. Previously, cross-border businesses from Asia mainly sold products through e-commerce platforms such as Amazon, Shopify, and TikTok. However, market data indicates that 87% of retail sales take place offline in the U.S. To address this opportunity, we plan to further develop Fresh2 Ecommerce’s food distribution platform to connect suppliers of Asian food with supermarket operators in the U.S. and to provide supermarket operators with direct access to suppliers’ product information. Fresh2 Ecommerce is also expected to help supermarket operators to identify the source of products which will enable them to select their food suppliers more efficiently. In addition, we intend to develop smart warehousing and distribution centers that will allow Fresh2 Ecommerce to provide one-stop fulfillment services from food sources to last-mile delivery. We believe the acquisition of Fresh2 Ecommerce is an integral part of our business strategy to serve both restaurant owners and supermarket operators. Looking forward, we are committed to building a B2B e-commerce platform and food supply chain network for Asian food products in the U.S., connecting food suppliers and commercial customers and creating an internet ecosystem for the Asian food industry.”

About Fresh2 Ecommerce Inc

Fresh2 Ecommerce Inc is a B2B e-commerce platform, which focuses on connecting Asian food suppliers and supermarkets in the U.S. Fresh2 Ecommerce Inc provides an online direct selling platform for food suppliers such as food companies, manufacturers, agents, importers, and wholesalers to supply food to supermarkets.

About AnPac Bio-Medical Science Co., Ltd.

AnPac Bio-Medical Science Co., Ltd.is a biotechnology company focused on early cancer screening and detection, with 155 issued patents as of June 30, 2022. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. The Company intends to enter the business-to-business e-commerce food business with the formation of its wholly-owned subsidiary Fresh2 Technology Inc and the acquisition of Fresh2 Ecommerce Inc.

For more information, please visit: https://www.Anpacbio.com.

For investor and media inquiries, please contact:

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-917-609-0333 (U.S.)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, our ability to comply with Nasdaq Listing Rules including maintaining our listing on the Nasdaq Capital Market, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. A number of these risks along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F and other reports filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company's operations, global supply chains and economic activity in general. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.